Exhibit 99.2

Santiago, January 30, 2019
GG/ 41 / 2019

Mr.
Joaquín Cortez Huerta
Chairman
Financial Market Commission
Present

Ref.:     Material Event Notice / Schedule Annual Ordinary Shareholders’ Meeting.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Commission of the following Material Event.

On this date, Itaú Corpbanca held a Board of Directors’ (the “Board”) meeting, at which the members of the Board agreed to schedule the annual ordinary shareholders’ meeting for March 19, 2019 at 10:00 A.M. at Hotel Ritz-Carlton, located at 15 El Alcalde St., Las Condes. At such meeting, the shareholders will review the matters relevant to such corporate body.

The notices of summons to annual ordinary shareholders’ meeting will be published in the opportunities provided by the applicable legislation.

Sincerely,

Manuel Olivares Rossetti Chief Executive Officer Itaú Corpbanca